Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603


                               October 22, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9709
                       American Heroes Portfolio Series
                                 (the "Trust")
                     CIK No. 1871256  File No. 333-259604
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE CONSIDER DISCLOSING HOW MANY COMPANIES CURRENTLY COMPRISE THE VETERANS SELECT INDEX AND THE MARKET CAP RANGE OF THESE COMPANIES.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "To be included in the Veterans Select Index(SM), a company must:

      o     Be a member of the VETS eligible universe of companies

      o Have liquidity greater than $40 million in average daily traded dollar volume

      o Be publicly traded with a market capitalization of at least $1 billion

      o     Pass the VETS Index Committee credibility review

      As of September 17, 2021, the Index consisted of 54 companies."

      2. THE STAFF NOTES THE DISCLOSURE PROVIDES, "THE TRUST'S PORTFOLIO CONSISTS OF COMPANIES SELECTED FROM THE VETERANS SELECT INDEX(SM), WHICH MEASURES THE PERFORMANCE OF PUBLICLY TRADED COMPANIES THAT SUPPORT U.S. MILITARY VETERANS THROUGH EMPLOYMENT." PLEASE EXPLAIN THE CRITERIA THAT THE INDEX USES TO SELECT THESE COMPANIES.

      Response: The prospectus will be revised accordingly. Please refer to the Trust's response to comment 1.

      3. THE STAFF NOTES THE DISCLOSURE PROVIDES, "OUR SELECTION PROCESS EXAMINES THE HISTORICAL FINANCIAL RESULTS OF THE STOCKS FROM THE INITIAL UNIVERSE OF THE VETERANS SELECT INDEX(SM). THE STOCKS ARE THEN EVALUATED USING FUNDAMENTAL FACTORS SUCH AS SALES, EARNINGS AND CASH FLOW GROWTH; VALUATION FACTORS SUCH AS PRICE/EARNINGS, PRICE/CASH FLOW, PRICE/SALES AND PRICE/BOOK; AND TECHNICAL FACTORS SUCH AS PRICE MOMENTUM AND EARNINGS SURPRISES."

PLEASE DESCRIBE THE SELECTION PROCESS ON A STEP-BY-STEP BASIS. FOR EXAMPLE, IT IS HARD TO DETERMINE IF THE FACTORS DESCRIBED IN THIS PARAGRAPH ARE IN ADDITION TO OR PART OF THE CFROI AND EM VALUATIONS DESCRIBED LATER IN THE DISCLOSURE. PLEASE CLARIFY AND EXPLAIN MORE CLEARLY HOW THESE FACTORS ARE UTILIZED IN SELECTING STOCKS FROM THE VETERANS SELECT INDEX.

      Response: The Trust notes that the selection process for the final portfolio is not conducted on a step-by-step basis. The selection process is a holistic consideration of various factors by the research analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. No factor is necessarily given more weight than another. The Trust believes the below disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

      In accordance with the Staff's comment, the above referenced disclosure will be revised as follows:

      "The selection process begins by examining the historical financial results of the stocks from the initial universe of the Veterans Select Index(SM). The stocks are then evaluated by a team of equity analysts using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.

      The equity analysts also consider how the stocks will perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment ("CFROI") method. The CFROI method compares an estimate of a company's internal rate of return against an estimate of a company's cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin ("EM"). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The analysts use the estimated valuations calculated by the CFROI and EM methods to determine which companies are trading at an attractive market price relative to their estimated value. These companies are favored for inclusion in the Trust over companies that do not.

      After considering the above factors together, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows."

      4. THE STAFF NOTES THE DISCLOSURE PROVIDES, "AN ESTIMATED VALUE IS CALCULATED FOR EACH OF THE COMPANIES UTILIZING A CASH FLOW RETURN ON INVESTMENT ("CFROI") METHOD. THE CFROI METHOD COMPARES AN ESTIMATE OF A COMPANY'S INTERNAL RATE OF RETURN AGAINST AN ESTIMATE OF A COMPANY'S COST OF CAPITAL. COMPANIES THAT GENERATE RETURNS IN EXCESS OF THEIR CAPITAL COSTS ARE FAVORED OVER COMPANIES THAT DO NOT. A SECONDARY VALUATION IS ALSO MADE EMPLOYING A CONCEPT CALLED ECONOMIC MARGIN ("EM"). EM MEASURES THE RETURN A COMPANY EARNS VERSUS ITS COST OF CAPITAL TO DETERMINE IF A COMPANY IS GENERATING WEALTH. THE COMPANIES WHICH CURRENTLY TRADE AT AN ATTRACTIVE MARKET PRICE RELATIVE TO THEIR ESTIMATED VALUE ARE FAVORED OVER COMPANIES THAT DO NOT."

PLEASE TIE HOW SPONSOR USES THE CFROI AND EM VALUATIONS TO MAKE THE DETERMINATION NOTED IN THE LAST SENTENCE OF THE ABOVE-REFERENCED DISCLOSURE.

      Response: Please refer to the Trust's response to comment 3.

      5. THE STAFF NOTES THE DISCLOSURE PROVIDES, "THE FINAL PORTFOLIO IS THEN SELECTED BY A TEAM OF EQUITY ANALYSTS WHO EVALUATE EACH STOCK BY EXAMINING THE STOCK'S RELATIVE VALUATION AND OTHER QUALITATIVE FACTORS SUCH AS COMPETITIVE ADVANTAGES, NEW PRODUCTS AND QUALITY OF MANAGEMENT."

PLEASE EXPLAIN "RELATIVE VALUATION" AND HOW THE TEAM OF ANALYSTS USE IT TO EVALUATE A STOCK. ALSO, HOW IS THIS DIFFERENT THAN THE CFROI AND EM VALUATIONS NOTED IN PRIOR DISCLOSURE?

      Response: Please refer to the Trust's response to comment 3.

      6. THE STAFF NOTES THE DISCLOSURE PROVIDES, "OUR SELECTION PROCESS ATTEMPTS TO FIND THE STOCKS WITH THE BEST PROSPECTS FOR ABOVE-AVERAGE CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT MEET OUR INVESTMENT OBJECTIVE, TRADE AT ATTRACTIVE VALUATIONS, AND, IN OUR OPINION, ARE LIKELY TO EXCEED MARKET EXPECTATIONS OF FUTURE CASH FLOWS." PLEASE BE MORE SPECIFIC ABOUT THESE FACTORS.

      Response: Please refer to the Trust's response to comment 3.

      7. THE STAFF NOTES THAT THE VETERANS SELECT INDEX APPEARS TO CURRENTLY BE COMPRISED OF US COMPANIES. PLEASE EXPLAIN SUPPLEMENTALLY HOW THE TRUST WILL HAVE EXPOSURE TO FOREIGN SECURITIES, INCLUDING ADRS. ARE SOME OF THESE COMPANIES HEADQUARTERED OR INCORPORATED OUTSIDE THE UNITED STATES (AS NOTED IN THE NOTES TO SCHEDULE OF INVESTMENTS)?

      Response: Please note that to be included in the Index, a company must be listed on a U.S. Stock Exchange. This can include foreign companies if they satisfy the rest of the requirements to be eligible for inclusion in the Index. The Sponsor classifies securities that are headquartered or incorporated in foreign countries as foreign securities. As such, to the extent foreign securities are included in the Trust's portfolio, the Trust believes it is appropriate to include foreign securities risk disclosure. If, however, foreign securities are not included in the Trust's portfolio, the Trust will remove the foreign securities disclosure.

Risk Factors
------------

      8. PLEASE CONSIDER INCLUDING A GROWTH INVESTING RISK AND A VALUE INVESTING RISK.

      Response: In accordance with the Staff's comment, the prospectus will be revised to include a "Growth Investing Risk" and a "Value Investing Risk."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon